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Exhibit 1.10

[CGI Letterhead]

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI Completes its Offer for Cognicase

Montreal, Québec, January 27, 2003—CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announced today that an additional 4,898,473 common shares of Cognicase Inc. (Cognicase) were deposited by shareholders of Cognicase at or prior to midnight on January 24, 2003, being the expiry time of the offer made by CGI on December 6, 2002, as amended and extended, to acquire all of the outstanding common shares of Cognicase (the "Offer").

On January 24, 2003, CGI informed Computershare Trust Company of Canada, the depositary under the Offer, that it would take-up all the additional common shares of Cognicase validly deposited and not withdrawn under the Offer at or prior to midnight on January 24, 2003, and that it had made appropriate arrangements for the pro-ration and subsequent payment of such common shares to occur on January 30, 2003. Including the common shares of Cognicase taken-up by CGI on January 13, 2003, the total number of common shares of Cognicase deposited under the Offer amounts to approximately 96.7% of all outstanding common shares of Cognicase.

Today, CGI will send to all dissenting shareholders of Cognicase a prescribed notice to acquire, pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act, all the outstanding common shares of Cognicase not deposited under the Offer on the same terms and for the same consideration as those common shares deposited under the Offer.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 16,000 professionals. CGI's annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI's order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

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  Exhibit 1.10